SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2009
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:	April 8, 2009 Shaw Communications Inc.
By:
/s/  Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Shaw announces second quarter results
Calgary, Alberta (April 8, 2009) — Shaw Communications Inc. announced results for the second quarter ended February 28, 2009. Consolidated service revenue for the three and six month periods of $839 million and $1.66 billion, respectively, was up 10% over the same periods last year. Service operating income before amortization1 of $381 million and $749 million, respectively, improved 9% and 10% over the comparable periods. Funds flow from operations2 increased to $335 million and $646 million for the quarter and year-to-date periods, respectively, compared to $304 million and $591 million in the same periods last year.
Subscriber growth was solid during the quarter. Basic cable subscribers increased 4,273 to 2,273,904, Digital and Internet customers grew by 106,489 to 1,076,373 and 26,130 to 1,626,334, respectively, and Digital Phone lines were up 50,848 to 719,376. DTH customers increased 3,657 to 896,633.
Chief Executive Officer and Vice Chair Jim Shaw commented “We continue to thrive in this dynamic, highly competitive and rapidly evolving marketplace by focusing on our relationship with our customer and leveraging our infrastructure with new and improved product offerings. During the quarter Digital growth continued to gain momentum with a record gain of over 100,000 customers. We also enhanced our internet offerings, increasing the speed of all High Speed services by 50% or greater and launched High-Speed Nitro, a new 100 Mbps service utilizing DOCSIS 3.0 technology.”
Free cash flow1 for the quarter and year-to-date periods was $138 million and $251 million, respectively, compared to $138 million and $228 million for the same periods last year. The improvement in free cash flow was achieved through higher service operating income before amortization and after increased capital investment.
Net income of $156 million or $0.36 per share compared to $299 million or $0.69 per share for the same period last year. Net income for the first six months of the year was $279 million or $0.65 per share compared to $411 million or $0.95 per share last year.3 The current and comparable three and six month periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis (MD&A). The current three and six month periods included a tax recovery of approximately $23 million, while the comparable periods included a tax recovery of approximately $188 million. These tax recoveries were related to reductions in enacted income tax rates. The prior six month period also benefitted from a net duty recovery of approximately $22 million before income taxes related to the importation of satellite receivers. Excluding the non-operating items, net income for the current three and six month periods ended February 28, 2009 would have been $128 million and $250 million compared to $113 million and $210 million in the same periods last year. 3

Service revenue in the Cable division was up almost 12% for the quarter and year-to-date periods to $650 million and $1.28 billion. The improvement was primarily driven by customer growth and rate increases. Service operating income before amortization improved 10% to $313 million for the quarter and was up 11% on a year-to-date basis to $616 million.
Service revenue in the Satellite division was $190 million and $378 million for the three and six month periods respectively, up 5% over the comparable periods last year. The improvement was primarily due to rate increases and customer growth. Service operating income before amortization for the quarter increased 4% to $68 million, and the year-to-date was up 6% to $133 million.
In January 2009 the Board of Directors approved a 5% increase in the equivalent annual dividend rate to $0.84 on Shaw’s Class B Non-Voting Participating shares and $0.8375 on Shaw’s Class A Participating shares. This new rate was effective commencing with the monthly dividend paid on March 30, 2009.
In February 2009 the Company closed the acquisition of the Campbell River cable system in British Columbia. The acquisition is complementary to and will provide synergies with existing operations.
In March 2009 Shaw’s corporate debt rating was upgraded by Moody’s to investment grade. This follows Standard and Poor’s upgrade to investment grade in December 2008 and DBRS’s upgrade to this status in February 2007. On March 27, 2009 the Company closed a $600 million offering of 6.50% senior notes due June 2, 2014. The net proceeds will be used for debt repayment, working capital and general corporate purposes.
In closing, Mr. Shaw commented “We believe the resilience of our business and the strength of our strategy should continue to produce solid operational and financial results even in the face of these weaker economic conditions. Customers will continue to demand exceptional service, value and reliability and we will deliver. We remain on track to achieve our financial guidance for the year, which includes generating free cash flow of at least $500 million.”
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice). The Company serves 3.4 million customers, including over 1.6 million Internet and 700,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).

The accompanying Management’s Discussion and Analysis forms part of this news release and the “Caution Concerning Forward Looking Statements” applies to all forward-looking statements made in this news release.
For more information, please contact:
Shaw Investor Relations
Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.

2	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

3	See reconciliation of Net Income in Consolidated Overview in MD&A.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FEBRUARY 28, 2009
April 2, 2009
Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2008 Annual Report and the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements and the Notes thereto of the current quarter.
CONSOLIDATED RESULTS OF OPERATIONS
SECOND QUARTER ENDING FEBRUARY 28, 2009
Selected Financial Highlights

	Three months ended			Six months ended
	February 28,	February 29,	Change	February 28,	February 29,	Change
	2009	2008	%	2009	2008	%

($000’s Cdn except per share amounts)
Operations:
Service revenue	839,144	763,182	10.0	1,656,612	1,507,010	9.9
Service operating income before amortization(1)	381,355	349,711	9.0	749,152	682,620	9.7
Operating margin(1)	45.4%	45.8%	(0.4)	45.2%	45.3%	(0.1)
Funds flow from operations (2)	334,508	304,293	9.9	646,475	590,635	9.5
Net income	156,229	298,848	(47.7)	279,306	411,071	(32.1)
Per share data:
Earnings per share — basic	$0.36	$0.69		$0.65	$0.95
— diluted	$0.36	$0.69		$0.65	$0.94
Weighted average participating shares outstanding during period (000’s)	428,833	431,844		428,295	431,797

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Subscriber Highlights

		Growth
	Total	Three months ended		Six months ended
	February 28,	February 28,	February 29,	February 28,	February 29,
	2009	2009	2008	2009	2008

Subscriber statistics:
Basic cable customers	2,273,904	4,273	6,524	13,471	14,662
Digital customers	1,076,373	106,489	48,006	167,206	87,502
Internet customers (including pending installs)	1,626,334	26,130	31,517	57,282	66,236
DTH customers	896,633	3,657	4,977	4,105	6,521
Digital phone lines (including pending installs)	719,376	50,848	56,536	107,445	106,875

Shaw Communications Inc.
Additional Highlights
•	Consolidated service revenue of $839.1 million and $1.66 billion for the three and six month periods, respectively, improved 10.0% and 9.9% over the comparable periods last year. Total service operating income before amortization of $381.4 million and $749.2 million was up 9.0% and 9.7% over the same periods.

•	Consolidated free cash flow[1] for the quarter and year-to-date periods was $137.9 million and $251.4 million, respectively, compared to $138.4 million and $228.2 million for the same periods last year.

•	In January 2009 the Board of Directors approved a 5% increase in the equivalent annual dividend rate to $0.84 on Shaw’s Class B Non-Voting Participating shares and $0.8375 on Shaw’s Class A Participating shares. This new rate was effective commencing with the monthly dividend paid on March 30, 2009.

•	In March 2009 Shaw’s corporate debt rating was upgraded by Moody’s to investment grade. On March 27, 2009 the Company closed a $600 million offering of 6.50% senior notes due June 2, 2014. The net proceeds will be used for debt repayment, working capital and general corporate purposes.
Consolidated Overview
Consolidated service revenue of $839.1 million and $1.66 billion for the three and six month periods, respectively, improved 10.0% and 9.9% over the same periods last year. The improvement was primarily due to customer growth and rate increases. Consolidated service operating income before amortization for the three month and six month periods improved 9.0% and 9.7% over the comparable periods to $381.4 million and $749.2 million. The increase was driven by the revenue improvements partially offset by higher employee and other costs related to growth. The current periods also included increased CRTC Part II fees as the Company had stopped accruing for these in October 2007 and reinstated the accrual in May 2008.
Net income was $156.2 million and $279.3 million for the three and six months ended February 28, 2009 compared to $298.8 million and $411.1 million for the same periods last year. Non-operating items affected net income in all periods, the most significant of which was a tax recovery of approximately $188.0 million in each of the prior periods related to reductions in enacted income tax rates. The prior six month period also benefitted from a net duty recovery related to satellite importations of $22.3 million. The current quarter includes a tax recovery of $22.6 million related to reductions in enacted income tax rates. Outlined below are further details on this and other operating and non-operating components of net income for each period.

Shaw Communications Inc.

	Six months ended			Six months ended
		Operating net			Operating net
($000’s Cdn)	February 28, 2009	of interest	Non-operating	February 29, 2008	of interest	Non-operating

Operating income	470,916			430,023
Amortization of financing costs — long-term debt	(1,892)			(1,863)
Interest expense — debt	(113,564)			(117,227)

Operating income after interest	355,460	355,460		310,933	310,933	—
Debt retirement costs	—	—	—	(5,264)	—	(5,264)
Other gains	8,994	—	8,994	25,518	—	25,518

Income before income taxes	364,454	355,460	8,994	331,187	310,933	20,254
Income tax expense (recovery)	85,161	105,230	(20,069)	(79,820)	101,322	(181,142)

Income before following	279,293	250,230	29,063	411,007	209,611	201,396
Equity income on investee	13	—	13	64		64

Net income	279,306	250,230	29,076	411,071	209,611	201,460

	Three months ended			Three months ended
		Operating net			Operating net
($000’s Cdn)	February 28, 2009	of interest	Non-operating	February 29, 2008	of interest	Non-operating

Operating income	238,180			224,142
Amortization of financing costs — long-term debt	(946)			(884)
Interest expense — debt	(56,354)			(57,511)

Operating income after interest	180,880	180,880	—	165,747	165,747	—
Debt retirement costs	—	—	—	(5,264)	—	(5,264)
Other gains	7,312	—	7,312	1,983	—	1,983

Income (loss) before income taxes	188,192	180,880	7,312	162,466	165,747	(3,281)
Income tax expense (recovery)	31,843	52,425	(20,582)	(136,402)	52,625	(189,027)

Income before following	156,349	128,455	27,894	298,868	113,122	185,746
Equity loss on investee	(120)	—	(120)	(20)	—	(20)

Net income	156,229	128,455	27,774	298,848	113,122	185,726

1	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.
The changes in net income are outlined in the table below.

	February 28, 2009 net income compared to:
	Three months ended		Six months ended
	November 30, 2008	February 29, 2008	February 29, 2008

(000’s Cdn)
Increased service operating income before amortization	13,558	31,644	66,532
Increased amortization	(8,114)	(17,668)	(25,668)
Decreased interest expense	856	1,157	3,663
Change in net other costs and revenue (1)	5,377	10,493	(11,311)
Decreased (increased) income taxes	21,475	(168,245)	(164,981)

	33,152	(142,619)	(131,765)

(1)	Net other costs and revenue includes debt retirement costs, other gains and equity income on investee as detailed in the unaudited interim Consolidated Statements of Income and Retained Earnings (Deficit).

Shaw Communications Inc.
Basic earnings per share were $0.36 and $0.65 for the quarter and six months, respectively, compared to $0.69 and $0.95 in the same periods last year. The current three and six month periods benefitted from higher service operating income before amortization of $31.6 million and $66.5 million, respectively. These improvements were more than offset by lower income taxes in each of the comparable periods as a result of a $188.0 million future tax recovery related to reductions in corporate income tax rates as compared to a current quarter similar tax recovery of $22.6 million. The prior six month period also benefitted from improved net other costs and revenue due to a $22.3 million net duty recovery related to satellite receiver importations.
Net income in the current quarter was up $33.2 million over the first quarter of fiscal 2009 as a result of lower income taxes and higher service operating income before amortization. Service operating income improved $13.6 million in the current quarter mainly due to customer growth and income taxes were lower due to the tax recovery of $22.6 million related to reductions in corporate income tax rates.
Funds flow from operations was $334.5 million in the second quarter compared to $304.3 million in the comparable quarter, and on a year-to-date basis was $646.5 million compared to $590.6 million in 2008. The improvement over the comparative periods was principally due to increased service operating income before amortization.
Consolidated free cash flow for the quarter of $137.9 million compared to $138.4 million in the same period last year. Improved service operating income of $31.6 million in the current quarter was offset by increased capital investment. For the six month period free cash flow was up $23.2 million over last year to $251.4 million. The year-to-date growth was principally due to increased service operating income before amortization of $66.5 million partially offset by increased capital investment of $47.0 million. The Cable division generated $95.2 million of free cash flow for the quarter compared to $98.0 million in the comparable period. The Satellite division achieved free cash flow of $42.7 million for the quarter compared to $40.4 million in the same period last year.
In January 2009 the Board of Directors approved a 5% increase in the equivalent annual dividend rate to $0.84 on Shaw’s Class B Non-Voting Participating shares and $0.8375 on Shaw’s Class A Participating shares. Shaw’s Board of Directors determined that a dividend increase was an appropriate use of the Company’s free cash flow. This new rate was effective commencing with the monthly dividend paid on March 30, 2009.
Coincident with the expiry of Shaw’s shelf prospectus on March 17, 2009, Shaw filed a short form base shelf prospectus with securities regulators in Canada and the U.S. on March 11, 2009 to allow for timely access to capital markets. The shelf prospectus allows for the issue of up to an aggregate $2.5 billion of debt and equity securities over a 25 month period. On March 27, 2009 the Company closed a $600 million offering of 6.50% senior notes due June 2, 2014. The net proceeds will be used for debt repayment, working capital and general corporate purposes.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures

Shaw Communications Inc.
disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of non-GAAP financial measures used by the Company and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Service operating income before amortization and operating margin
Service operating income before amortization is calculated as service revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Retained Earnings (Deficit). It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Service operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing service operating income before amortization by service revenue.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders.
Free cash flow for cable and satellite is calculated as service operating income before amortization, less interest, cash taxes paid or payable on net income, capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net).
Commencing in 2009, for the purpose of determining free cash flow, the Company revised its calculation of capital expenditures to net proceeds on capital dispositions. Historically, the proceeds received on the sale of property, plant and equipment were not included in the free cash flow calculation as they were generally nominal. The Company expects these will be more material on a prospective basis as it commences to consolidate its operating groups at its new campus style facility in Calgary, disposes of redundant assets, and replaces various operating assets as it continues to upgrade and improve competitiveness. The definition of free cash flow is more fully described in the Company’s August 31, 2008 Annual Report on page 10.
Consolidated free cash flow is calculated as follows:

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2009	2008	2009	2008

($000’s Cdn)
Cable free cash flow (1)	95,217	97,976	170,964	158,402
Combined satellite free cash flow (1)	42,731	40,427	80,424	69,785

Consolidated	137,948	138,403	251,388	228,187

(1)	Reconciliations of free cash flow for both cable and satellite are provided under “Cable — Financial Highlights” and “Satellite — Financial Highlights”.

Shaw Communications Inc.
CABLE
FINANCIAL HIGHLIGHTS

	Three months ended			Six months ended
	February 28,	February 29,	Change	February 28,	February 29,	Change
	2009	2008	%	2009	2008	%

($000’s Cdn)
Service revenue (third party)	649,559	581,849	11.6	1,278,913	1,147,327	11.5

Service operating income before amortization (1)	313,078	284,020	10.2	616,253	556,767	10.7
Less:
Interest expense	49,453	49,709	(0.5)	99,757	100,712	(0.9)

Cash flow before the following:	263,625	234,311	12.5	516,496	456,055	13.3

Capital expenditures and equipment costs (net):
New housing development	16,633	20,413	(18.5)	40,740	49,283	(17.3)
Success based	43,744	19,612	123.0	77,181	43,448	77.6
Upgrades and enhancement	84,387	64,876	30.1	153,519	139,863	9.8
Replacement	10,658	14,555	(26.8)	25,798	29,350	(12.1)
Buildings/other	12,986	16,879	(23.1)	48,294	35,709	35.2

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	168,408	136,335	23.5	345,532	297,653	16.1

Free cash flow (1)	95,217	97,976	(2.8)	170,964	158,402	7.9

Operating margin	48.2%	48.8%	(0.6)	48.2%	48.5%	(0.3)

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.
Operating Highlights
•	Shaw had a record quarterly Digital gain, adding 106,489 customers. As at February 28, 2009 Digital customers totaled 1,076,373 representing 47.3% penetration of Basic compared to 40.2% penetration at August 31, 2008.

•	Digital Phone lines increased 50,848 during the quarter to 719,376 lines at February 28, 2009. The Digital Phone footprint grew in the quarter with continued launches in various smaller centres in British Columbia.

•	During the quarter the Company enhanced Internet speeds and launched a new 100 Mbps service. Shaw added 26,130 Internet customers during the three month period to total 1,626,334 as at February 28, 2009. Internet penetration of Basic now stands at 71.5% up from 69.4% at August 31, 2008.

•	Basic customers increased 4,273 during the quarter to 2,273,904 at February 28, 2009.

•	In February 2009 the Company closed the acquisition of the Campbell River cable system in British Columbia. The acquisition is complementary to and will provide synergies with existing operations.

Shaw Communications Inc.
Cable service revenue for the three and six month periods of $649.6 million and $1.28 billion, respectively, was up 11.6% and 11.5% over the same periods last year. Customer growth and rate increases accounted for the improvement. Service operating income before amortization of $313.1 million and $616.3 million, respectively, increased 10.2% and 10.7% over the comparable three and six month periods. The improvement was driven by revenue related growth and additional contribution from Digital Phone, partially offset by higher employee related costs and other expenses related to business growth, including equipment maintenance and support. The current three and six month periods also included higher CRTC Part II fees as the Company had stopped accruing for these in October 2007 and reinstated the accrual in May 2008.
Service revenue was up $20.2 million or 3.2% over the first quarter of fiscal 2009 primarily due to customer growth. Service operating income before amortization improved $9.9 million or 3.3% over this same period due to the revenue related growth partially reduced by various expenses related to business growth.
Total capital investment of $168.4 million and $345.5 million for the quarter and year-to-date period, respectively, increased $32.1 and $47.9 over the comparable periods last year.
Success-based capital increased $24.1 million and $33.7 million over the comparable three and six month periods, respectively. Digital success-based capital was up in both periods mainly due to increased customer activations associated with the new rental strategy as well as reduced customer pricing for a specified time period on certain digital equipment.
Investment in the Upgrades and enhancement category was up $19.5 million and $13.7 million for the quarter and year-to-date periods, respectively, compared to the same periods last year. The current periods included higher spending on Internet projects to enhance the speed of Shaw’s various Internet offerings. The comparable six month period included higher investment on Digital Phone capital mainly related to the expansion of softswitch and network capacity to accommodate continued growth which partially offset the increase. Shaw implemented Internet speed enhancements and launched a new 100 Mbps service, High-Speed Nitro, during the quarter.
Investment in the current quarter in Buildings and other declined $3.9 million compared to the same period last year. On a year-to-date basis spending was up $12.6 million. The current periods included higher spending on IT related projects to upgrade back office and customer support systems while the current six month period also included increased investment in facilities projects related to the relocation of certain Calgary employees to the new Shaw facility. The increased investment was more than offset in the current quarter and partially offset on a year-to-date basis by proceeds of $20.7 million received in the quarter on the sale of certain redundant facilities.
Spending in New housing development for the three and six month periods declined $3.8 million and $8.5 million, respectively, over the same periods last year mainly due to reduced activity.

Shaw Communications Inc.
Subscriber Statistics

			February 28, 2009
			Three months ended		Six months ended
	February 28,	August 31,		Change		Change
	2009	2008(1)	Growth	%	Growth	%

CABLE:
Basic service:
Actual	2,273,904	2,260,433	4,273	0.2	13,471	0.6
Penetration as % of homes passed	63.2%	63.5%
Digital customers	1,076,373	909,167	106,489	11.0	167,206	18.4

INTERNET:
Connected and scheduled	1,626,334	1,569,052	26,130	1.6	57,282	3.7
Penetration as % of basic	71.5%	69.4%
Standalone Internet not included in basic cable	230,568	214,315	2,740	1.2	16,253	7.6

DIGITAL PHONE:
Number of lines(2)	719,376	611,931	50,848	7.6	107,445	17.6

(1)	August 31, 2008 figures are restated for comparative purposes as if the acquisition of the Campbell River cable system in British Columbia had occurred on that date.

(2)	Represents primary and secondary lines on billing plus pending installs.
Shaw continues to leverage its infrastructure for growth and new and improved product offerings. The Company saw solid growth in all product lines in the quarter due to the resilience of the business and it’s disciplined approach in managing the operations.
In late October 2008 Shaw launched a new Digital rental program and is focusing on growing its Digital customer base over the next several years. Digital growth continued to gain momentum during the quarter, with a record quarterly gain of over 100,000 customers. As at February 28, 2009, Digital penetration of Basic stands at 47.3% compared to 40.2% at August 31, 2008.
Internet speed increases of 50 per cent or greater were implemented during the quarter at no additional cost to customers. Shaw High Speed was upgraded from 5 Mbps to 7.5 Mbps and High-Speed Xtreme-I was upgraded from 10 Mbps to 15 Mbps. Also, with the deployment of DOCSIS 3.0 technology, Shaw introduced a new 100 Mbps service, High-Speed Nitro, the fastest residential Internet speed available in Canada. The new 100 Mbps service will be rolled out to Shaw’s systems over the coming months.
Shaw’s Digital Phone footprint continued to expand during the quarter with launches in various smaller centres in British Columbia including Prince George, Peachland and Williams Lake.

Shaw Communications Inc.
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

	Three months ended			Six months ended
	February 28,	February 29,	Change	February 28,	February 29,	Change
	2009	2008	%	2009	2008	%

($000’s Cdn)
Service revenue (third party)
DTH (Star Choice)	168,084	159,296	5.5	333,860	315,563	5.8
Satellite Services	21,501	22,037	(2.4)	43,839	44,120	(0.6)

	189,585	181,333	4.6	377,699	359,683	5.0

Service operating income before amortization (1)
DTH (Star Choice)	57,026	53,522	6.5	109,515	101,472	7.9
Satellite Services	11,251	12,169	(7.5)	23,384	24,381	(4.1)

	68,277	65,691	3.9	132,899	125,853	5.6
Less:
Interest expense (2)	6,561	7,454	(12.0)	13,124	15,817	(17.0)

Cash flow before the following:	61,716	58,237	6.0	119,775	110,036	8.9

Capital expenditures and equipment costs (net):
Success based (3)	17,387	16,310	6.6	36,868	37,854	(2.6)
Transponders and other	1,598	1,500	6.5	2,483	2,397	3.6

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	18,985	17,810	6.6	39,351	40,251	(2.2)

Free cash flow (1)	42,731	40,427	5.7	80,424	69,785	15.2

Operating Margin	36.0%	36.2%	(0.2)	35.2%	35.0%	0.2

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay Satellite debt and to fund accumulated cash deficits of Shaw Satellite Services and Star Choice.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.
Operating Highlights
•	Free cash flow of $42.7 million for the quarter compares to $40.4 million in the same period last year.

•	During the quarter Star Choice added 3,657 customers and as at February 28, 2009 DTH customers now total 896,633.
Service revenue of $189.6 million and $377.7 million for the three and six month periods, respectively, was up 4.6% and 5.0% over the same periods last year. The improvement was primarily due to rate increases and customer growth. Service operating income before amortization improved 3.9% and 5.6% over the comparable three and six month periods respectively, to $68.3 million and $132.9 million. The increase was mainly due to the revenue related growth partially offset by higher employee related and other costs to support customer service and growth. The current periods also included higher CRTC Part II fees as the Company had stopped accruing for these in October 2007 and reinstated the accrual in May 2008.
Service operating income before amortization increased $3.7 million over the first quarter. The increase was mainly due to rate increases implemented in the current quarter.

Shaw Communications Inc.
Total capital investment of $19.0 million and $39.4 million for the quarter and year-to-date periods, respectively, were comparable to the prior year spends of $17.8 million and $40.3 million, respectively.
During the quarter Star Choice increased HD services adding Big 10, a number of regional Rogers SNET services, and several Centre Ice channels. Star Choice now offers HD programming from 52 HD services and has almost 300,000 HD subscribers.
Subscriber Statistics

			February 28, 2009
			Three months ended		Six months ended
	February 28,	August 31,		Change		Change
	2009	2008	Growth	%	Growth	%

Star Choice customers (1)	896,633	892,528	3,657	0.4	4,105	0.5

(1)	Including seasonal customers who temporarily suspend their service.
OTHER INCOME AND EXPENSE ITEMS:
Amortization

	Three months ended			Six months ended
	February 28,	February 29,	Change	February 28,	February 29,	Change
	2009	2008	%	2009	2008	%

($000’s Cdn)
Amortization revenue (expense) —
Deferred IRU revenue	3,136	3,136	—	6,273	6,273	—
Deferred equipment revenue	33,941	31,525	7.7	66,978	61,104	9.6
Deferred equipment costs	(62,962)	(55,468)	13.5	(123,391)	(112,339)	9.8
Deferred charges	(256)	(256)	—	(512)	(512)	—
Property, plant and equipment	(117,034)	(104,506)	12.0	(227,584)	(207,123)	9.9

The increase in amortization of deferred equipment revenue and deferred equipment costs over the comparative periods is primarily due to continued growth in higher priced HD digital equipment.
Amortization of property, plant and equipment increased over the comparable periods as the amortization of capital expenditures incurred in fiscal 2008 and 2009 exceeded the impact of assets that became fully depreciated.
Amortization of financing costs and Interest expense

	Three months ended			Six months ended
	February 28,	February 29,	Change	February 28,	February 29,	Change
	2009	2008	%	2009	2008	%

($000’s Cdn)
Amortization of financing costs — long-term debt	946	884	7.0	1,892	1,863	1.6
Interest expense — debt	56,354	57,511	(2.0)	113,564	117,227	(3.1)

Shaw Communications Inc.
Interest expense decreased over the comparative periods as a result of a decrease in the average cost of borrowing.
Other gains
This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“the Partnership”). In addition, the current six month period includes a gain of $10.8 million on cancellation of a bond forward contract while the prior year-to-date period includes a net customs duty recovery of $22.3 million related to satellite receiver importations in prior years.
Future income taxes
Future income taxes fluctuated over the comparative periods due to income tax recoveries in respect of reductions in the enacted corporate income tax rates of $22.6 million and $188.0 million in the second quarters of fiscal 2009 and 2008, respectively.
RISKS AND UNCERTAINTIES
There have been no material changes in any risks or uncertainties facing the Company since August 31, 2008. A discussion of risks affecting the Company and its business is set forth in the Company’s August 31, 2008 Annual Report under the Introduction to the Business — Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.
FINANCIAL POSITION
Total assets at February 28, 2009 were $8.5 billion compared to $8.4 billion at August 31, 2008. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2008.
Current assets declined $40.9 million due to a decrease in future income taxes of $70.9 million which was partially offset by increases in accounts receivable of $11.8 million and inventories of $12.6 million. Future income taxes declined due to the use of non-capital loss carryforwards. Inventories increased due to timing of equipment purchases while accounts receivable were up due to subscriber growth and rate increases.
Property, plant and equipment increased $110.2 million as current year capital investment exceeded amortization.
Deferred charges were up $25.7 million mainly due to an increase in deferred equipment costs of $18.5 million.
Broadcast rights increased by $40.3 million due to the acquisition of the Campbell River cable system in British Columbia.

Shaw Communications Inc.
Current liabilities (excluding current portion of long-term debt and derivative instruments) decreased $99.7 million due to decreases in bank indebtedness of $30.4 million and accounts payable of $73.9 million partially offset by an increase and unearned revenue of $4.9 million. Accounts payable and accrued liabilities declined due to funding the remaining amount owing in respect of wireless spectrum licenses partially offset by an increase in trade payables. Unearned revenue increased primarily due to customer growth.
Total long-term debt increased $264.6 million as a result of a net increase in bank borrowings of $60.0 million and an increase of $202.9 million relating to the translation of hedged US denominated debt.
Other long-term liability was higher due to the current year defined benefit pension plan expense.
Derivative instruments (including current portions) decreased $231.3 million of which $202.9 million was in respect of the foreign exchange gain on the notional amounts of the derivatives relating to hedges on long-term debt.
Future income taxes increased by $21.8 million due to the current year future income tax expense partially offset by an income tax recovery related to reductions in corporate income tax rates.
Share capital increased by $42.6 million primarily due to the issuance of 3,041,132 Class B Non-Voting Shares under the Company’s option plans for $51.1 million partially offset by the repurchase of 1,683,000 Class B Non-Voting Shares for $33.6 million of which $8.6 million reduced stated share capital and $25.0 million was charged against retained earnings. As of March 31, 2009, share capital is as reported at February 28, 2009 with the exception of the issuance of 79,950 Class B Non-Voting Shares upon exercise of options subsequent to the quarter end. Contributed surplus increased due to stock-based compensation expense recorded in the current year. Accumulated other comprehensive loss decreased due to a decline in the unrealized losses on derivative instruments related to US denominated long-term debt and the realized gains on cancellation of certain US dollar forward purchase contracts in respect of capital expenditures and equipment costs.
LIQUIDITY AND CAPITAL RESOURCES
In the current year, the Company generated $251.4 million of consolidated free cash flow. Shaw used its free cash flow along with a net increase in debt and bank indebtedness of $29.6 million, proceeds on cancellation of US dollar forward purchase contracts and a bond forward contract of $24.1 million, proceeds on issuance of Class B Non-Voting Shares of $49.7 million, net working capital and inventory reduction of $45.9 and other net items of $3.1 million to purchase $33.6 million of Class B Non-Voting Shares for cancellation, pay common share dividends of $171.3 million, fund the final cash payment of $152.5 million related to deposits on wireless spectrum licenses and purchase the Campbell River cable system for $46.4 million.
To allow for timely access to capital markets, Shaw filed a short form base shelf prospectus with securities regulators in Canada and the U.S. on March 11, 2009. The shelf prospectus allows for the issue of up to an aggregate $2.5 billion of debt and equity securities over a 25 month period.

Shaw Communications Inc.
Pursuant to this shelf prospectus, on March 27, 2009, Shaw issued $600 million of Senior notes at a rate of 6.5% due June 2, 2014. Net proceeds (after estimated issue and underwriting expenses) of $594.0 million will be used for debt repayment, working capital and general corporate purposes. On April 1, 2009, the Company gave notice to redeem the Videon CableSystems Inc. Cdn $130,000 Senior Debentures.
On November 12, 2008, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 35,000,000 Class B Non-Voting Shares during the period November 19, 2008 to November 18, 2009. During the first quarter, the Company repurchased 1,683,000 Class B Non-Voting Shares for $33.6 million. No shares were repurchased during the second quarter.
At February 28, 2009, Shaw had access to $920.6 million of available credit facilities. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.
CASH FLOW
Operating Activities

	Three months ended			Six months ended
	February 28,	February 29,	Change	February 28,	February 29,	Change
	2009	2008	%	2009	2008	%

($000’s Cdn)
Funds flow from operations	334,508	304,293	9.9	646,475	590,635	9.5
Net decrease (increase) in non-cash working capital balances related to operations	63,068	(3,539)	>100.0	56,121	(3,726)	>100.0

	397,576	300,754	32.2	702,596	586,909	19.7

Funds flow from operations increased over comparative periods primarily due to growth in service operating income before amortization. The net change in non-cash working capital balances over the comparative periods is due to timing of payment of accounts payable and accrued liabilities.
Investing Activities

	Three months ended			Six months ended
	February 28,	February 29,		February 28,	February 29,
	2009	2008	Increase	2009	2008	Increase

($000’s Cdn)
Cash flow used in investing activities	(261,214)	(155,807)	105,407	(587,635)	(298,347)	289,288

The cash used in investing activities was up over the comparative periods primarily due to the acquisition of the Campbell River cable system and higher cash outlays for capital expenditures partially offset by increased proceeds on disposal of property, plant and equipment. The current six-month period also included the final cash outlay in respect of deposits for the wireless spectrum licenses partially offset by proceeds on cancellation of certain US dollar forward purchase contracts while the prior year benefitted from a customs duty recovery on equipment costs.

\

Shaw Communications Inc.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2009	2008	2009	2008

(In $millions Cdn)
Bank loans and bank indebtedness — net borrowings (repayments)	(92.7)	62.9	29.6	107.7
Repayment of senior unsecured notes	—	—	—	(296.8)
Redemption of Cdn 8.54% Series B COPrS	—	(100.0)	—	(100.0)
Dividends	(85.7)	(77.7)	(171.3)	(149.0)
Repayment of Partnership debt	(0.2)	(0.1)	(0.3)	(0.2)
Debt retirement costs	—	(4.3)	—	(4.3)
Issue of Class B Non-Voting Shares	42.2	6.3	49.7	20.8
Purchase of Class B Non-Voting Shares for cancellation	—	(32.0)	(33.6)	(32.0)
Proceeds on cancellation of bond forward contract	—	—	10.8	—

	(136.4)	(144.9)	(115.1)	(453.8)

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service operating			Funds flow
	Service	income before		Basic and diluted	from
	revenue	amortization(1)	Net income	earnings per share	operations(2)

($000’s Cdn except per share amounts)
2009
Second	839,144	381,355	156,229	0.36	334,508
First	817,468	367,797	123,077	0.29	311,967
2008
Fourth	805,700	369,527	132,378	0.31	321,276
Third	792,149	356,089	128,113	0.30	310,984
Second	763,182	349,711	298,848	0.69	304,293
First	743,828	332,909	112,223	0.26	286,342

2007
Fourth	715,471	326,052	135,932	0.31	272,545
Third	702,238	310,748	91,658	0.21	259,470

(1)	See definition and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is presented before changes in net non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Generally, service revenue and service operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases. Net income has generally trended positively quarter-over-quarter as a result of the growth in service operating income before amortization described above, reductions of interest expense as a result of debt repayment and retirement and lower average costs of borrowing, the impact of the net change in

Shaw Communications Inc.
non-operating items such as other gains and debt retirement costs and the impact of corporate income tax rate reductions. The exceptions to the consecutive quarter-over-quarter increases in net income are the first and third quarters of 2008 and first quarter of 2009. Net income declined by $23.7 million in the first quarter of 2008 and by $170.7 million in the third quarter of 2008 due to income tax recoveries primarily related to reductions in corporate income tax rates which contributed $35.5 million and $188.0 to net income in the fourth quarter of 2007 and second quarter of 2008, respectively. The decline related to income taxes in the first quarter of 2008 was partially offset by a net customs duty recovery of $22.3 million in respect of satellite receiver importations in prior years. The second quarter of 2009 also benefitted from reductions in corporate income tax rates amounting to $22.6 million. The decline in net income in the first quarter of 2009 of $9.3 million is mainly due to an increase in amortization expense. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.
ACCOUNTING STANDARDS
Update to critical accounting policies and estimates
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2008 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. Also described therein were several new accounting policies that the Company was required to adopt in fiscal 2009 as a result of changes in Canadian accounting pronouncements. The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.
Inventories
Effective September 1, 2008, the Company adopted CICA Handbook Section 3031, “Inventories”, which provides more guidance on measurement and disclosure requirements. The application of this standard had no impact on the Company’s consolidated financial statements.
Capital disclosures
Effective September 1, 2008, the Company adopted CICA Handbook Section 1535 “Capital Disclosures”. This standard requires the Company to disclose information that enables financial statement users to evaluate the Company’s objectives, policies and processes for managing capital.
Financial instruments
Effective September 1, 2008, the Company adopted CICA Handbook Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation”. These standards require disclosure that enables financial statement users to evaluate and understand the significance of financial instruments for the Company’s financial position and performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the Company manages those risks.

Shaw Communications Inc.
Recent accounting pronouncements:
International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards would require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The Company is assessing the potential impacts of transition to IFRS and developing its plan accordingly.
2009 GUIDANCE
The Company’s preliminary view with respect to 2009 guidance was provided coincident with the release of its fourth quarter 2008 results on October 23, 2008. It called for service operating income before amortization in the Cable division to increase approximately 10%, modest growth in the Satellite division, and free cash flow of at least $500 million. There are no revisions to the guidance at this time.
Certain important assumptions for 2009 guidance purposes include: customer growth continuing generally in line with historical trends; stable pricing environment for Shaw’s products relative to today’s rates; no significant market disruption or other significant changes in competition or regulation that would have a material impact; cash income taxes to be paid or payable in 2009; and a stable regulatory fee and rate environment, with CRTC Part II fees payable. While the Company does anticipate weakening economic conditions in Western Canada, it does not see any material changes to its business at this time.
See the section below entitled “Caution Concerning Forward-Looking Statements”.
CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements included and incorporated by reference herein may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions, some of which are noted above, and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as

Shaw Communications Inc.
other factors it believes are appropriate in the circumstances as of the current date. These assumptions include but are not limited to general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs, and industry structure and stability.
Whether actual results and developments will conform with expectations and predictions of the Company is subject to a number of factors including, but not limited to, general economic, market or business conditions; the opportunities that may be available to Shaw; Shaw’s ability to execute its strategic plans; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
You should not place undue reliance on any such forward-looking statements. The Company utilizes forward-looking statements in assessing its performance. Certain investors, analysts and others, utilize the Company’s financial guidance and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for other purposes.
Any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for the Company to predict what factors will arise or when. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

[thousands of Canadian dollars]	February 28, 2009	August 31, 2008

ASSETS
Current
Accounts receivable	199,993	188,145
Inventories	64,325	51,774
Prepaids and other	31,108	27,328
Derivative instruments	1,792	—
Future income taxes	66,310	137,220

	363,528	404,467
Investments and other assets	197,746	197,979
Property, plant and equipment	2,726,720	2,616,500
Deferred charges	300,399	274,666
Intangibles
Broadcast rights	4,816,381	4,776,078
Goodwill	88,111	88,111

	8,492,885	8,357,801

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness [note 4]	13,827	44,201
Accounts payable and accrued liabilities	581,819	655,756
Income taxes payable	2,094	2,446
Unearned revenue	129,315	124,384
Current portion of long-term debt [note 4]	525	509
Derivative instruments	1,728	1,349

	729,308	828,645
Long-term debt [note 4]	2,971,146	2,706,534
Other long-term liability [note 9]	91,938	78,912
Derivative instruments	288,938	518,856
Deferred credits	691,294	687,836
Future income taxes	1,303,598	1,281,826

	6,076,222	6,102,609

Shareholders’ equity
Share capital [note 5]	2,105,990	2,063,431
Contributed surplus [note 5]	29,937	23,027
Retained earnings	309,384	226,408
Accumulated other comprehensive loss [note 7]	(28,648)	(57,674)

	2,416,663	2,255,192

	8,492,885	8,357,801

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND
RETAINED EARNINGS (DEFICIT)
(Unaudited)

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
[thousands of Canadian dollars except per share amounts]	2009	2008	2009	2008

Service revenue [note 2]	839,144	763,182	1,656,612	1,507,010
Operating, general and administrative expenses	457,789	413,471	907,460	824,390

Service operating income before amortization [note 2]	381,355	349,711	749,152	682,620
Amortization:
Deferred IRU revenue	3,136	3,136	6,273	6,273
Deferred equipment revenue	33,941	31,525	66,978	61,104
Deferred equipment costs	(62,962)	(55,468)	(123,391)	(112,339)
Deferred charges	(256)	(256)	(512)	(512)
Property, plant and equipment	(117,034)	(104,506)	(227,584)	(207,123)

Operating income	238,180	224,142	470,916	430,023
Amortization of financing costs — long-term debt	(946)	(884)	(1,892)	(1,863)
Interest expense — debt [note 2]	(56,354)	(57,511)	(113,564)	(117,227)

	180,880	165,747	355,460	310,933
Debt retirement costs	—	(5,264)	—	(5,264)
Other gains	7,312	1,983	8,994	25,518

Income before income taxes	188,192	162,466	364,454	331,187
Future income tax expense (recovery)	31,843	(136,402)	85,161	(79,820)

Income before the following	156,349	298,868	279,293	411,007
Equity income (loss) on investee	(120)	(20)	13	64

Net income	156,229	298,848	279,306	411,071
Retained earnings (deficit), beginning of period	238,899	(25,378)	226,408	(68,132)
Adjustment for adoption of new accounting policy	—	—	—	1,754
Reduction on Class B Non-Voting Shares purchased for cancellation [note 5]	—	(23,336)	(25,017)	(23,336)
Dividends — Class A Shares and Class B Non-Voting Shares	(85,744)	(77,731)	(171,313)	(148,954)

Retained earnings, end of period	309,384	172,403	309,384	172,403

Earnings per share [note 6]
Basic	0.36	0.69	0.65	0.95
Diluted	0.36	0.69	0.65	0.94

[thousands of shares]
Weighted average participating shares outstanding during period	428,833	431,844	428,295	431,797
Participating shares outstanding, end of period	429,791	430,876	429,791	430,876

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2009	2008	2009	2008

Net income	156,229	298,848	279,306	411,071

Other comprehensive income (loss) [note 7]
Change in unrealized fair value of derivatives designated as cash flow hedges	34,307	(19,222)	187,789	(77,710)
Realized gains on cancellation of forward purchase contracts	—	—	9,314	—
Adjustment for hedged items recognized in the period	(1,065)	6,683	6,023	21,190
Reclassification of foreign exchange loss (gain) on hedging derivatives to income to offset foreign exchange adjustments on US denominated debt	(29,493)	13,447	(174,213)	59,378
Unrealized foreign exchange gain (loss) on translation of self- sustaining foreign operations	19	(8)	113	(32)

	3,768	900	29,026	2,826

Comprehensive income	159,997	299,748	308,332	413,897

Accumulated other comprehensive income (loss), beginning of period	(32,416)	(54,989)	(57,674)	312
Adjustment for adoption of new accounting policy	—	—	—	(57,227)
Other comprehensive income	3,768	900	29,026	2,826

Accumulated other comprehensive loss, end of period	(28,648)	(54,089)	(28,648)	(54,089)

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
[thousands of Canadian dollars]	2009	2008	2009	2008

OPERATING ACTIVITIES [note 8]
Funds flow from operations	334,508	304,293	646,475	590,635
Net decrease (increase) in non-cash working capital balances related to operations	63,068	(3,539)	56,121	(3,726)

	397,576	300,754	702,596	586,909

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(193,594)	(121,582)	(341,704)	(260,798)
Additions to equipment costs (net) [note 2]	(35,126)	(26,375)	(69,553)	(57,483)
Net customs duty recovery on equipment costs	—	—	—	22,267
Proceeds on cancellation of US forward purchase contracts	—	—	13,384	—
Net addition to inventories	(6,913)	(8,158)	(12,551)	(2,694)
Deposits on wireless spectrum licenses	—	—	(152,465)	—
Cable business acquisitions [note 3]	(46,330)	—	(46,366)	—
Proceeds on disposal of property, plant and equipment [note 2]	20,749	308	21,620	361

	(261,214)	(155,807)	(587,635)	(298,347)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	(57,691)	17,943	(30,374)	37,630
Increase in long-term debt	70,000	70,000	241,615	170,000
Long-term debt repayments	(105,126)	(125,118)	(181,865)	(496,995)
Proceeds on cancellation of bond forward contract	—	—	10,757	—
Debt retirement costs	—	(4,272)	—	(4,272)
Issue of Class B Non-Voting Shares [note 5]	42,189	6,276	49,695	20,787
Purchase of Class B Non-Voting Shares for cancellation [note 5]	—	(32,038)	(33,574)	(32,038)
Dividends paid on Class A Shares and Class B Non-Voting Shares	(85,744)	(77,731)	(171,313)	(148,954)

	(136,372)	(144,940)	(115,059)	(453,842)

Effect of currency translation on cash balances and cash flows	10	(7)	98	(30)

Decrease in cash and cash equivalents	—	—	—	(165,310)
Cash and cash equivalents, beginning of the period	—	—	—	165,310

Cash and cash equivalents, end of the period	—	—	—	—

Cash includes cash and term deposits
See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2009 and February 29, 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
1.     BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2008.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.
Adoption of recent accounting pronouncements
Inventories
Effective September 1, 2008, the Company adopted CICA Handbook Section 3031, “Inventories”, which provides more guidance on measurement and disclosure requirements. The application of this standard had no impact on the Company’s consolidated financial statements.
Capital disclosures
Effective September 1, 2008, the Company adopted CICA Handbook Section 1535 “Capital Disclosures”. This standard requires the Company to disclose information that enables financial statement users to evaluate the Company’s objectives, policies and processes for managing capital. The new disclosures are included in note 10.
Financial instruments
Effective September 1, 2008, the Company adopted CICA Handbook Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation”. These standards require disclosure that enables financial statement users to evaluate and understand the significance of financial instruments for the Company’s financial position and performance and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the Company manages those risks. The new disclosures are included in note 11.
Recent accounting pronouncements
International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards would require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The Company is assessing the potential impacts of transition to IFRS and developing its plan accordingly.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2009 and February 29, 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
2.     BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); DTH satellite services (Star Choice); and, satellite distribution services (“Satellite Services”). All of these operations are located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2009	2008	2009	2008
	$	$	$	$

Service revenue
Cable	650,757	582,806	1,281,165	1,149,194
DTH	171,103	162,221	339,584	320,058
Satellite Services	22,376	22,912	45,589	45,870

Inter segment —	844,236	767,939	1,666,338	1,515,122
Cable	(1,198)	(957)	(2,252)	(1,867)
DTH	(3,019)	(2,925)	(5,724)	(4,495)
Satellite Services	(875)	(875)	(1,750)	(1,750)

	839,144	763,182	1,656,612	1,507,010

Service operating income before amortization
Cable	313,078	284,020	616,253	556,767
DTH	57,026	53,522	109,515	101,472
Satellite Services	11,251	12,169	23,384	24,381

	381,355	349,711	749,152	682,620

Interest (1)
Cable	49,453	49,709	99,757	100,712
DTH and Satellite Services	6,561	7,454	13,124	15,817
Burrard Landing Lot 2 Holdings Partnership	340	348	683	698

	56,354	57,511	113,564	117,227

(1)	The Company reports interest on a segmented basis for Cable and combined satellite only. It does not report interest on a segmented basis for DTH and Satellite Services.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2009 and February 29, 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2009	2008	2009	2008
	$	$	$	$

Capital expenditures accrual basis
Cable	132,484	118,599	272,864	259,148
Corporate	22,969	8,556	46,858	20,572

Sub-total Cable including corporate	155,453	127,155	319,722	279,720
Satellite (net of equipment profit)	829	615	961	701

	156,282	127,770	320,683	280,421

Equipment costs (net of revenue received)
Cable	12,955	9,180	25,810	17,933
Satellite	18,156	17,195	38,390	39,550

	31,111	26,375	64,200	57,483

Capital expenditures and equipment costs (net)
Cable	168,408	136,335	345,532	297,653
Satellite	18,985	17,810	39,351	40,251

	187,393	154,145	384,883	337,904

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	193,594	121,582	341,704	260,798
Additions to equipment costs (net)	35,126	26,375	69,553	57,483

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	228,720	147,957	411,257	318,281
Increase (decrease) in working capital related to capital expenditures	(15,715)	7,065	2,285	21,357
Less: Realized gains on cancellation of US dollar forward purchase contracts (1)	(4,015)	—	(5,353)	—
Less: Proceeds on disposal of property, plant and equipment	(20,749)	—	(21,620)	—
Less: Satellite equipment profit (2)	(848)	(877)	(1,686)	(1,734)

Total capital expenditures and equipment costs (net) reported by segments	187,393	154,145	384,883	337,904

(1)	During the first quarter, the Company realized gains totaling $13,384 on cancellation of certain of its US dollar forward purchase contracts in respect of capital expenditures and equipment costs. The gains are included in other comprehensive income and reclassified to the initial carrying amount of capital assets or equipment costs when the assets are recognized.

(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2009 and February 29, 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets

	February 28, 2009
	Cable	DTH	Satellite Services	Total
	$	$	$	$
Segment assets	6,585,154	861,429	509,760	7,956,343

Corporate assets				536,542

Total assets				8,492,885

	August 31, 2008
	Cable	DTH	Satellite Services	Total
	$	$	$	$
Segment assets	6,465,183	869,710	523,736	7,858,629

Corporate assets				499,172

Total assets				8,357,801

3.     BUSINESS ACQUISITIONS
A summary of net assets acquired on the Campbell River cable business acquisition, accounted for as a purchase, is as follows:

$

Identifiable net assets acquired at assigned fair values
Property, plant and equipment	6,481
Broadcast rights	40,303

46,784
Working capital deficiency	(418)

Cash purchase price	46,366

During the second quarter, the Company received CRTC approval for the purchase of the Campbell River cable system in British Columbia which serves approximately 12,000 basic subscribers. The purchase price may be impacted by settlement of final closing adjustments. The acquisition was effective February 1, 2009 and results of operations have been included from that date.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2009 and February 29, 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
4.     LONG-TERM DEBT

		February 28, 2009			August 31, 2008

		Translated	Adjustment		Translated	Adjustment
		at period	for hedged	Long-term	at year	for hedged
	Effective	end	debt and	debt	end	debt and	Long-term
	interest	exchange	finance	repayable at	exchange	finance	debt repayable
	rates	rate(1)	costs(1)(2)	maturity	rate (1)	costs (1)(2)	at maturity
	%	$	$	$	$	$	$

Corporate
Bank loans (3)	Variable	115,000	—	115,000	55,000	—	55,000
Senior notes—
Cdn $400,000 5.70% due March 2, 2017	5.72	395,421	4,579	400,000	395,196	4,804	400,000
Cdn $450,000 6.10% due November 16, 2012	6.11	446,416	3,584	450,000	445,997	4,003	450,000
Cdn $300,000 6.15% due May 9, 2016	6.34	291,522	8,478	300,000	291,059	8,941	300,000
US $440,000 8.25% due April 11, 2010	7.88	558,727	83,893	642,620	465,711	176,909	642,620
US $225,000 7.25% due April 6, 2011	7.68	285,312	70,526	355,838	237,781	118,057	355,838
US $300,000 7.20% due December 15, 2011	7.61	380,507	96,343	476,850	317,222	159,628	476,850
Cdn $350,000 7.50% due November 20, 2013	7.50	346,032	3,968	350,000	345,685	4,315	350,000

		2,818,937	271,371	3,090,308	2,553,651	476,657	3,030,308

Other subsidiaries and entities
Videon CableSystems Inc. — Cdn $130,000 Senior Debentures Series “A” 8.15% due April 26, 2010	7.63	131,011	(1,011)	130,000	131,429	(1,429)	130,000
Burrard Landing Lot 2 Holdings Partnership	6.31	21,723	110	21,833	21,963	120	22,083

		152,734	(901)	151,833	153,392	(1,309)	152,083

Total consolidated debt		2,971,671	270,470	3,242,141	2,707,043	475,348	3,182,391
Less current portion (4)		525	—	525	509	—	509

		2,971,146	270,470	3,241,616	2,706,534	475,348	3,181,882

(1)	Long-term debt, excluding bank loans, is presented net of unamortized discounts, finance costs, fair value adjustment on debt and bond forward proceeds of $22,932 (August 31, 2008 — $24,870).

(2)	Foreign denominated long-term debt is translated at the period-end foreign exchange rates. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $247,538 (August 31, 2008 — $450,478) representing a corresponding amount in derivative instruments. The hedged rates on the Senior notes of US $440,000, US $225,000 and US $300,000 are 1.4605, 1.5815 and 1.5895, respectively.

(3)	Availabilities under banking facilities are as follows at February 28, 2009:

			Operating
	Total	Bank loans(a) (b)	credit facilities(a)
	$	$	$

Total facilities	1,050,000	1,000,000	50,000
Amount drawn including outstanding cheques	128,827	115,000	13,827
Letters of credit	612	—	612

	920,561	885,000	35,561

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2009 and February 29, 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
(a)	Bank loans represent liabilities classified as long-term debt. Operating credit facilities are for terms less than one year and accordingly are classified as bank indebtedness.
(b)	The $1 billion revolving credit facility is due May 31, 2012 and is unsecured and ranks pari passu with the senior unsecured notes.

(4)	Current portion of long-term debt is the amount due within one year on the Partnership’s mortgage bonds.
5.     SHARE CAPITAL
Issued and outstanding
Changes in Class A Share and Class B Non-Voting Share capital during the six months ended February 28, 2009 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$

August 31, 2008	22,550,064	2,471	405,882,652	2,060,960
Issued upon stock option plan exercises	—	—	3,041,132	51,116
Purchase of shares for cancellation	—	—	(1,683,000)	(8,557)

February 28, 2009	22,550,064	2,471	407,240,784	2,103,519

Purchase of shares for cancellation
During the six months ended February 28, 2009, the Company purchased 1,683,000 Class B Non-Voting Shares for cancellation for $33,574 of which $8,557 reduced the stated capital of the Class B Non-Voting Shares and $25,017 was charged against retained earnings.
Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. For all options granted up to February 28, 2009, twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. During the second quarter, the plan was amended to increase the maximum number of Class B Non-Voting Shares issuable under the plan by 20,000,000 to 52,000,000. To date 10,794,618 Class B Non-Voting Shares have been issued under the plan. During the six months ended February 28, 2009, 3,041,132 options were exercised for $49,695.
The changes in options for the six months ended February 28, 2009 are as follows:

		Weighted average
		exercise price
	Number	$

Outstanding, beginning of period	23,963,771	19.77
Granted	133,000	22.06
Forfeited	(686,600)	20.79
Exercised	(3,041,132)	16.34

Outstanding, end of period	20,369,039	20.27

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2009 and February 29, 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
The following table summarizes information about the options outstanding at February 28, 2009:

	Number	Weighted	Weighted	Number	Weighted
	outstanding	average	average	exercisable	average
	at	remaining	exercise	at	exercise
Range of prices	February 28, 2009	contractual life	price	February 28, 2009	price

$8.69	20,000	4.64	$8.69	20,000	$8.69
$14.85 - $22.27	12,023,539	5.85	$17.40	7,097,047	$16.56
$22.28 - $26.20	8,325,500	8.52	$24.44	2,090,125	$24.47

The weighted average estimated fair value at the date of the grant for common share options granted was $3.52 per option (2008 — $4.82 per option) and $3.78 per option (2008 — $5.41 per option) for the three and six-months ended, respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2009	2008	2009	2008

Dividend yield	3.94%	2.97%	3.73%	2.72%
Risk-free interest rate	2.15%	4.10%	2.66%	4.46%
Expected life of options	5 years	5 years	5 years	5 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	26.7%	23.5%	25.7%	24.6%

Contributed surplus
The changes in contributed surplus are as follows:

February 28, 2009
$

Balance, beginning of period	23,027
Stock-based compensation	8,331
Stock options exercised	(1,421)

Balance, end of period	29,937

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2009 and February 29, 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
6.     EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2009	2008	2009	2008

Numerator for basic and diluted earnings per share ($)
Net income	156,229	298,848	279,306	411,071

Denominator (thousands of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	428,833	431,844	428,295	431,797
Effect of dilutive securities	1,812	2,357	2,251	3,362

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	430,645	434,201	430,546	435,159

Earnings per share ($)
Basic	0.36	0.69	0.65	0.95
Diluted	0.36	0.69	0.65	0.94

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2009 and February 29, 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
7.     OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Components of other comprehensive income (loss) and the related income tax effects for the six months ended February 28, 2009 are as follows:

	Amount	Income taxes	Net
	$	$	$

Changes in unrealized fair value of derivatives designated as cash flow hedges	219,901	(32,112)	187,789
Proceeds on cancellation of forward purchase contracts	13,384	(4,070)	9,314
Adjustment for hedged items recognized in the period	6,077	(54)	6,023
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(202,940)	28,727	(174,213)
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	113	—	113

	36,535	(7,509)	29,026

Components of other comprehensive income (loss) and the related income tax effects for the three months ended February 28, 2009 are as follows:

	Amount	Income taxes	Net
	$	$	$

Changes in unrealized fair value of derivatives designated as cash flow hedges	40,217	(5,910)	34,307
Adjustment for hedged items recognized in the period	(2,020)	955	(1,065)
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(34,065)	4,572	(29,493)
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	19	—	19

	4,151	(383)	3,768

Components of other comprehensive income (loss) and the related income tax effects for the six months ended February 29, 2008 are as follows:

	Amount	Income taxes	Net
	$	$	$

Changes in unrealized fair value of derivatives designated as cash flow hedges	(92,200)	14,490	(77,710)
Adjustment for hedged items recognized in the period	26,342	(5,152)	21,190
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange gain on US denominated debt	69,288	(9,910)	59,378
Unrealized foreign exchange loss on translation of self-sustaining foreign operation	(32)	—	(32)

	3,398	(572)	2,826

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2009 and February 29, 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
Components of other comprehensive income (loss) and the related income tax effects for the three months ended February 29, 2008 are as follows:

	Amount	Income taxes	Net
	$	$	$

Changes in unrealized fair value of derivatives designated as cash flow hedges	(21,759)	2,537	(19,222)
Adjustment for hedged items recognized in the period	8,227	(1,544)	6,683
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange gain on US denominated debt	15,054	(1,607)	13,447
Unrealized foreign exchange loss on translation of self-sustaining foreign operation	(8)	—	(8)

	1,514	(614)	900

Accumulated other comprehensive income (loss) is comprised of the following:

	February 28, 2009	August 31, 2008
	$	$

Unrealized foreign exchange gain on translation of self-sustaining foreign operations	432	319
Fair value of derivatives	(29,080)	(57,993)

	(28,648)	(57,674)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2009 and February 29, 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
8.     STATEMENTS OF CASH FLOWS
Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i)	Funds flow from operations

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2009	2008	2009	2008
	$	$	$	$

Net income	156,229	298,848	279,306	411,071
Non-cash items:
Amortization
Deferred IRU revenue	(3,136)	(3,136)	(6,273)	(6,273)
Deferred equipment revenue	(33,941)	(31,525)	(66,978)	(61,104)
Deferred equipment costs	62,962	55,468	123,391	112,339
Deferred charges	256	256	512	512
Property, plant and equipment	117,034	104,506	227,584	207,123
Financing costs — long-term debt	946	884	1,892	1,863
Future income tax expense (recovery)	31,843	(136,402)	85,161	(79,820)
Equity loss (income) on investee	120	20	(13)	(64)
Debt retirement costs	—	5,264	—	5,264
Stock-based compensation	4,100	4,214	8,331	8,219
Defined benefit pension plan	6,513	5,517	13,026	11,034
Net customs duty recovery on equipment costs	—	—	—	(22,267)
Gain on cancellation of bond forward	—	—	(10,757)	—
Other	(8,418)	379	(8,707)	2,738

Funds flow from operations	334,508	304,293	646,475	590,635

(ii)	Changes in non-cash working capital balances related to operations include the following:

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2009	2008	2009	2008
	$	$	$	$

Accounts receivable	4,592	4,393	(11,294)	(17,800)
Prepaids and other	(12,961)	(4,014)	(12,621)	(1,800)
Accounts payable and accrued liabilities	73,656	(3,753)	76,370	12,620
Income taxes payable	(315)	(93)	(352)	(115)
Unearned revenue	(1,904)	(72)	4,018	3,369

	63,068	(3,539)	56,121	(3,726)

(iii)	Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2009	2008	2009	2008
	$	$	$	$

Interest	19,597	21,923	114,205	129,034
Income taxes	297	94	316	121

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2009 and February 29, 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
9.     OTHER LONG-TERM LIABILITY
Other long-term liability is the long-term portion of the Company’s defined benefit pension plan. The total benefit costs expensed under the Company’s defined benefit pension were $6,875 (2008 — $5,879) and $13,750 (2008 — $11,758) for the three and six months ended February 28, 2009, respectively.
10.     CAPITAL STRUCTURE MANAGEMENT
The Company’s objectives when managing capital are:
(i)	to maintain a capital structure which optimizes the cost of capital, provides flexibility and diversity of funding sources and timing of debt maturities, and adequate anticipated liquidity for organic growth and strategic acquisitions;

(ii)	to maintain compliance with debt covenants; and

(iii)	to manage a strong and efficient capital base to maintain investor, creditor and market confidence.
The Company defines capital as comprising all components of shareholders’ equity (other than amounts in accumulated other comprehensive loss), long-term debt (including the current portion thereof), and bank indebtedness.

	February 28, 2009	August 31, 2008

Bank indebtedness	13,827	44,201
Long-term debt repayable at maturity	3,242,141	3,182,391
Share capital	2,105,990	2,063,431
Contributed surplus	29,937	23,027
Retained earnings	309,384	226,408

	5,701,279	5,539,458

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. The Company may also from time to time change or adjust its objectives when managing capital in light of the Company’s business circumstances, strategic opportunities, or the relative importance of competing objectives as determined by the Company. There is no assurance that the Company will be able to meet or maintain its currently stated objectives.
On November 12, 2008, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 35,000,000 Class B Non-Voting Shares during the period November 19, 2008 to November 18, 2009.
The Company’s banking facilities are subject to covenants which include maintaining minimum or maximum financial ratios, including total debt to operating cash flow and operating cash flow to fixed charges. At February 28, 2009, the Company is in compliance with these covenants and based on current business plans and economic conditions, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants.
During the six months ended February 28, 2009, the Company’s overall capital structure management strategy was unchanged from the year ended August 31, 2008.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2009 and February 29, 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
11.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Financial Instruments
The fair value of financial instruments has been determined as follows:
a)	The carrying value of financial instruments included in current assets and current liabilities approximates their fair value due to their short-term nature.

b)	The carrying value of bank loans approximates their fair value because interest charges under the terms of the bank loans are based upon current Canadian bank prime and bankers’ acceptance rates and on US bank base and LIBOR rates.

c)	The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. Other notes and debentures are valued based upon current trading values for similar instruments.

d)	The carrying value of investments and other assets approximates their fair value. Certain private investments where market value is not readily determinable are carried at cost.

e)	The fair value of interest and cross-currency interest exchange agreements and US currency contracts is determined using an estimated credit-adjusted mark-to-market valuation.
The carrying values and estimated fair values of long-term debt and all derivative financial instrument liabilities (assets) are as follows:

	February 28, 2009		August 31, 2008
	Carrying	Estimated	Carrying	Estimated
	value	fair value	value	fair value
	$	$	$	$

Long-term debt	2,971,671	2,955,041	2,707,043	2,743,250

Derivative financial instruments —
Cross-currency interest rate exchange agreements	288,938	288,938	513,385	513,385
US currency forward purchase contracts	(64)	(64)	6,820	6,820

	3,260,545	3,243,915	3,227,248	3,263,455

The maturity dates for derivative financial instruments related to long-term debt are as outlined in note 4. US currency purchase contracts related to capital expenditures mature at various dates during fiscal 2009 and 2010.
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2009 and February 29, 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
Risk management
The Company is exposed to various market risks including currency risk and interest rate risk, as well as credit risk and liquidity risk associated with financial assets and liabilities. The Company has designed and implemented various risk management strategies, discussed further below, to ensure the exposure to these risks is consistent with its risk tolerance and business objectives.
Currency risk
As the Company has grown it has accessed US capital markets for a portion of its borrowings. Since the Company’s revenues and assets are primarily denominated in Canadian dollars, it faces significant potential foreign exchange risks in respect of the servicing of the interest and principal components of its US dollar denominated debt. The Company utilizes cross-currency swaps, where appropriate, to hedge its exposures on US dollar denominated debenture indebtedness. As at February 28, 2009, 100% of the Company’s US dollar denominated debt maturities were hedged.
In addition, some of the Company’s capital expenditures are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have an adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures, the Company regularly enters into forward contracts in respect of US dollar commitments. With respect to 2009, the Company has entered into forward contracts to purchase US $53,296 over a period of 12 months commencing in September 2008 at an average exchange rate of 1.2095 Cdn.
Interest rate risk
Due to the capital-intensive nature of its operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are banking facilities and various Canadian and US denominated senior notes and debentures with varying maturities issued in the public markets as more fully described in note 4.
Interest on the Company’s banking facilities is based on floating rates, while the senior notes and debentures are fixed-rate obligations. The Company utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. As at February 28, 2009, 96% of the Company’s consolidated long-term debt was fixed with respect to interest rates.
Market risk
Net income and other comprehensive income for the six months ended February 28, 2009 could have varied if the Canadian dollar to US dollar foreign exchange rates or market interest rates varied by reasonably possible amounts.
The sensitivity to currency risk has been determined based on a hypothetical change in Canadian dollar to US dollar foreign exchange rates of 10%. The financial instruments impacted by this hypothetical change include foreign exchange forward contracts and cross-currency interest exchange agreements and would have changed other comprehensive income by $16,606 (net of tax). A portion of the Company’s accounts receivables and accounts payable and accrued liabilities is denominated in US dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.
The sensitivity to interest rate risk has been determined based on a hypothetical change of one percentage or 100 basis points. The financial instruments impacted by this hypothetical change include foreign exchange forward contracts and cross-currency interest exchange agreements and would have changed other comprehensive income by $4,988 (net of tax). Interest on the Company’s banking facilities is based on floating rates and there is no significant market risk arising from fluctuations in interest rates.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2009 and February 29, 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
Credit risk
Accounts receivable are not subject to any significant concentrations of credit risk due to the Company’s large and diverse customer base. As at February 28, 2009, the Company had accounts receivable of $199,993, net of the allowance for doubtful accounts of $16,077. The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the subscriber account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. As at February 28, 2009, $67,808 of accounts receivable is considered to be past due, defined as amounts outstanding past normal credit terms and conditions. The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.
The Company also mitigates credit risk through advance billing and procedures to downgrade or suspend services on accounts that have exceeded agreed credit terms.
Credit risks associated with interest and cross-currency interest exchange agreements and US currency contracts arise from the ability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. In order to minimize the risk of counterparty default under its swap agreements, the Company assesses the creditworthiness of its swap counterparties. Currently 100% of the total swap portfolio is held by financial institutions with Standard & Poor’s (or equivalent) ratings ranging from AA- to A-1.
Liquidity risk
Liquidity risk is the risk that the Company will experience difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk by monitoring cash flow generated from operations, available borrowing capacity, and by managing the maturity profiles of its long term debt.
The Company’s undiscounted contractual maturities as at February 28, 2009 are as follows:

		Long-term debt	Derivative
	Trade and other	repayable at	instruments	Interest
	payables(1)	maturity	(2)	payments(3)

Within one year	595,646	525	(88)	225,572
1 to 3 years	—	1,606,460	—	345,528
3 to 5 years	—	916,305	—	165,992
Over 5 years	—	718,851	—	126,984

	595,646	3,242,141	(88)	864,076

(1)	Includes bank indebtedness, trade payables and accrued liabilities.

(2)	Includes foreign exchange forward contracts.

(3)	Interest payments on long-term debt and outstanding bank credit facility advances, including the interest related portion of the cross-currency interest exchange derivatives.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2009 and February 29, 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
12.     SUBSEQUENT EVENTS
The Company filed a short form base shelf prospectus with securities regulators in Canada and the U.S. on March 11, 2009. The shelf prospectus allows for the issue of up to an aggregate $2,500,000 of debt and equity securities over a 25 month period. Pursuant to this shelf prospectus, on March 27, 2009, Shaw issued $600,000 of Senior notes at a rate of 6.50% due June 2, 2014. Net proceeds (after estimated issue and underwriting expenses) of $593,974 will be used for debt repayment, working capital and general corporate purposes. On April 1, 2009 the Company gave notice to redeem the Videon CableSystems Inc. $130,000 Senior Debentures.